

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 23, 2010

<u>Via U.S. Mail and Fax</u>

Mr. George Metrakos
Chief Executive Officer and Principal Accounting Officer
Teliphone Corp.
194 St-Paul Street West, Suite 303
Montreal, Quebec, Canada, H2Y 1Z8

> **RE: Teliphone Corp.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 23, 2009**
> **File No. 0-28793**

Dear Mr. Metrakos:

　　We have reviewed your supplemental response letter dated March 17, 2010 as well as your filing and have the following comments. As noted in our comment letter dated January 29, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

<u>Form 10-K for the year ended September 30, 2009</u>

1. We refer to your responses to comments 3 and 4. It appears to us that you were assigned the right to deliver telecommunications services to assigned clients and in return retain 50% of the profits and pay to the assignor the remaining 50%. Therefore we believe that you should revise your financial statements to reclassify the goodwill of $393,920 to be accounted for as customer contracts and/or relationships. Further, you should amortize the customer contracts and/or relationships amount over the estimated lives of the customer relationships.

2. Please amend your filing in response to prior comments 6 and 7.

　　Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact

Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director